UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __)

Bellerophon Therapeutics, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

078771102
(CUSIP Number)

December 31, 2015
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☐  Rule 13d-1(c)

☒  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 078771102	13G

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
New Mountain Investments II, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
4,859,885*

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
4,859,885*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,859,885*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
37.1%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

*These shares are directly owned by Allegheny New Mountain Partners, L.P. (346,974 shares), New Mountain Affiliated Investors II, L.P. (80,165 shares), New Mountain Partners II (AIV-A), L.P. (3,842,663 shares) and New Mountain Partners II (AIV-B), L.P. (590,083 shares).

CUSIP No. 078771102	13G

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Allegheny New Mountain Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
346,974

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
346,974

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
346,974

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
2.6%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 078771102	13G

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
New Mountain Affiliated Investors II, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
80,165

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
80,165

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
80,165

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.6%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 078771102	13G

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
New Mountain Partners II (AIV-A), L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
3,842,663

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
3,842,663

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,842,663

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
29.3%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 078771102	13G

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
New Mountain Partners II (AIV-B), L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
590,083

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
590,083

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
590,083

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
4.5%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 078771102	13G

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
New Mountain Capital, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
4,859,885*

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
4,859,885*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,859,885*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
37.1%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

*These shares are directly owned by Allegheny New Mountain Partners, L.P. (346,974 shares), New Mountain Affiliated Investors II, L.P. (80,165 shares), New Mountain Partners II (AIV-A), L.P. (3,842,663 shares) and New Mountain Partners II (AIV-B), L.P. (590,083 shares).

CUSIP No. 078771102	13G

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
New Mountain Capital Group, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
4,859,885*

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
4,859,885*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,859,885*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
37.1%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

*These shares are directly owned by Allegheny New Mountain Partners, L.P. (346,974 shares), New Mountain Affiliated Investors II, L.P. (80,165 shares), New Mountain Partners II (AIV-A), L.P. (3,842,663 shares) and New Mountain Partners II (AIV-B), L.P. (590,083 shares).

CUSIP No. 078771102	13G

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Steven B. Klinsky

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
4,859,885*

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
4,859,885*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,859,885*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
37.1%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

*These shares are directly owned by Allegheny New Mountain Partners, L.P. (346,974 shares), New Mountain Affiliated Investors II, L.P. (80,165 shares), New Mountain Partners II (AIV-A), L.P. (3,842,663 shares) and New Mountain Partners II (AIV-B), L.P. (590,083 shares).

Item 1. (a)  Name of Issuer

Bellerophon Therapeutics, Inc.

Item 1. (b)  Address of Issuer’s Principal Executive Offices

184 Liberty Corner Road, Suite 302, Warren, New Jersey 07059.

Item 2. (a)  Name of Person Filing

This Schedule 13G is being filed on behalf of the following persons (the "Reporting Persons"):*

(i)	New Mountain Investments II, L.L.C.;
(ii)	Allegheny New Mountain Partners, L.P.;
(iii)	New Mountain Affiliated Investors II, L.P.;
(iv)	New Mountain Partners II (AIV-A), L.P.;
(v)	New Mountain Partners II (AIV-B), L.P.;
(vi)	New Mountain Capital, L.L.C.;
(vii)	New Mountain Capital Group, LLC; and
(viii)	Steven B. Klinsky.

Attached as Exhibit 99.1 to this Schedule 13G is a copy of an agreement among the Reporting Persons that this Schedule 13G and any amendments or supplements thereto are being filed on behalf of each of them.

*Neither the present filing nor anything contained herein shall be construed as an admission that two or more Reporting Persons constitute a "person" for any purposes other than Section 13(d) of the Securities Exchange Act of 1934, as amended.

Item 2. (b)  Address of Principal Business Office or, if None, Residence

The address of the principal business office of each of the Reporting Persons is 787 Seventh Avenue, 49th Floor, New York, New York 10019.

Item 2. (c)  Citizenship

Citizenship is set forth in Row 4 of the cover page for each of the Reporting Persons and is incorporated herein by reference for each of the Reporting Persons.

Item 2. (d)  Title of Class of Securities

Common stock, par value $0.01 per share.

Item 2. (e)  CUSIP Number

078771102

Item 3.  If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable as this Schedule 13G is filed pursuant to Rule 13d-1(d).

Item 4.  Ownership
The information required by Items 4(a)-4(c) is set forth in Rows 5-11 of the cover page for each of the Reporting Persons and is incorporated herein by reference for each of the Reporting Persons.

The securities are owned directly by Allegheny New Mountain Partners, L.P. (346,974 shares), New Mountain Affiliated Investors II, L.P. (80,165 shares), New Mountain Partners II (AIV-A), L.P. (3,842,663 shares) and New Mountain Partners II (AIV-B), L.P. (590,083 shares).

New Mountain Investments II, L.L.C. is the general partner of each of Allegheny New Mountain Partners, L.P., New Mountain Affiliated Investors II, L.P., New Mountain Partners II (AIV-A), L.P. and New Mountain Partners II (AIV-B), L.P. (collectively, the "New Mountain Funds").

New Mountain Capital, L.L.C. is the manager of each of the New Mountain Funds and a wholly owned subsidiary of New Mountain Capital Group, LLC.

Mr. Steven B. Klinsky is the managing member of New Mountain Investments II, L.L.C., the chief executive officer of New Mountain Capital, L.L.C., and the managing member of New Mountain Capital Group, LLC.

Each of the Reporting Persons disclaims beneficial ownership of these securities, except to the extent of its pecuniary interest therein.

Item 5.  Ownership of Five Percent or Less of a Class

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8.  Identification and Classification of Members of the Group

Not Applicable.

Item 9.  Notice of Dissolution of Group

Not Applicable.

Item 10.  Certification

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 16, 2016

NEW MOUNTAIN INVESTMENTS II, L.L.C.
By:	/s/ Steven B. Klinsky
	Name:	Steven B. Klinsky
	Title:	Managing Member

ALLEGHENY NEW MOUNTAIN PARTNERS, L.P.
By:	/s/ Steven B. Klinsky
	Name:	Steven B. Klinsky
	Title:	Managing Member of the General Partner of Allegheny New Mountain Partners, L.P.

NEW MOUNTAIN AFFILIATED INVESTORS II, L.P.
By:	/s/ Steven B. Klinsky
	Name:	Steven B. Klinsky
	Title:	Managing Member of the General Partner of New Mountain Affiliated Investors II, L.P.

NEW MOUNTAIN PARTNERS II (AIV-A), L.P.
By:	/s/ Steven B. Klinsky
	Name:	Steven B. Klinsky
	Title:	Managing Member of the General Partner of New Mountain Partners II (AIV-A), L.P.

NEW MOUNTAIN PARTNERS II (AIV-B), L.P.
By:	/s/ Steven B. Klinsky
	Name:	Steven B. Klinsky
	Title:	Managing Member of the General Partner of New Mountain Partners II (AIV-B), L.P.

NEW MOUNTAIN CAPITAL, L.L.C.
By:	/s/ Steven B. Klinsky
	Name:	Steven B. Klinsky
	Title:	Chief Executive Officer

NEW MOUNTAIN CAPITAL GROUP, LLC
By:	/s/ Steven B. Klinsky
	Name:	Steven B. Klinsky
	Title:	Managing Member

/s/ Steven B. Klinsky
Steven B. Klinsky